Exhibit 5.7

July 29, 2011

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Ladies and Gentlemen:

We have acted as special Mexican counsel to EVERTEC, Inc., a Puerto Rico corporation (“Evertec”) and Evertec Mexico Servicios de Procesamiento, S.A. de C.V. (the “Company”), a Mexican variable capital corporation (sociedad anónima de capital variable), in connection with the 11% Senior Notes due 2018 previously issued by Evertec, indirect parent company of the Company, under the Indenture dated September 30, 2010 (the “Indenture”), entered into by and among Evertec, certain guarantors (the “Guarantors”), including the Company, and Wilmington Trust FSB, as trustee, as it relates to the Registration Statement on Form S-4, as amended (File No. 333-173504) (the “Registration Statement”) filed by Evertec and the Guarantors, including the Company, with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the “Act”), for the issuance under the Indenture by Evertec of $220,000,000 aggregate principal amount of new 11% Senior Notes due 2018 (the “Exchange Securities”), and the issuance under the Indenture by the Guarantors, including the Company, of guarantees with respect to the Exchange Securities. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Indenture.

In connection with the foregoing, we have only examined copies of the following documents as in effect as of September 30, 2010:

(a) the Indenture, which we assume remains in full force and effect as of the date hereof; and

(b) public deed number 53,239, dated March 7, 2008, granted before Mr. Roberto Courtade Bevilacqua, Notary Public number 132, of the Federal District, which contains the incorporation deed (acta constitutiva) (the “Incorporation Deed”) and by-laws (estatutos sociales) (the “By-Laws”) of the Company, which we assume remain in full force and effect as of the date hereof, and the powers of attorney granted by the Company in favor of the individuals executing the Indenture (the “Powers of Attorney”), which we also assume remain in full force and effect.

As to questions of fact material and other matters pertaining to this opinion, we have relied, with your permission, upon certificates and representations and warranties made by you and by the Company and/or your, or its, officers, advisers or representatives, including representations made in or pursuant to the Indenture.

In such examinations we have assumed, with your permission, without independent verification of any kind, the legal capacity and authority of all individuals or representatives executing any document, the genuineness of all signatures, the authenticity and sufficiency of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or conformed copies, photocopies or facsimiles.

In addition, with your permission, we have assumed, (a) that each party to the Indenture that is not incorporated under the laws of the United Mexican States (“Mexico”) (i) has been duly organized, is validly existing, and where applicable, is in good standing under the laws of its jurisdiction of organization; and (ii) has all requisite organizational and other powers and authority to execute and deliver, and to perform its obligations under, the Indenture; (b) that each party to the Indenture that is not incorporated under the laws of Mexico has the legal power and authority to act in the capacity or capacities in which it is to act thereunder; (c) that to the extent that the Indenture is governed by laws other than the laws of Mexico, it constitutes the legal, valid, binding and enforceable obligation of each party thereto in accordance with its terms; and (e) that all the parties to the Indenture are in compliance with their covenants and agreements contained therein.

We express no opinion as to any laws other than the laws of Mexico, and we have assumed that there is nothing in the law of any other jurisdiction that affects our opinion which is delivered based only upon Mexican applicable law as of the date hereof. In particular, we have made no independent investigation of the laws of the United States of America or any jurisdiction thereof as a basis for the opinion stated herein and do not express or imply any opinion on or based on the criteria or standards provided for in such laws.

Based upon the foregoing, and subject to (i) the assumption that the Indenture, the Incorporation Deed and the Powers of Attorney remain in full force and effect as of the date hereof and on the same terms as in September 30, 2010; and (ii) other examinations, assumptions and qualifications set forth herein, we are of the opinion that:

1.	The Company has been duly incorporated and is validly existing as a sociedad anónima de capital variable under the laws of Mexico.

2.	On September 30, 2010, the Company had the corporate power and authority to execute the Indenture and assume its obligations thereunder.

3.	On September 30, 2010, the Indenture was duly executed and delivered by the Company.

4.	The execution and delivery by the Company of the Indenture on September 30, 2010, the performance of its obligations thereunder and the guarantee issued by the Company in connection with the Exchange Securities, were duly authorized by all requisite corporate action.

The foregoing opinions are subject to the following qualifications:

(a)	enforcement of the Indenture may be limited by concurso mercantil, bankruptcy, suspension of payments, insolvency, liquidation, reorganization, moratorium, tax, labor and other similar laws of general application relating to or affecting the rights of creditors generally and public policy of Mexico;

(b)	in any proceedings brought to the courts of Mexico for the enforcement of the Indenture against the Company or a foreign judgment thereunder, a Mexican court would apply Mexican procedural law in such proceedings, as well as Mexican laws on statute of limitations and expiration (prescripción y caducidad). We express no opinion as to the enforceability of a foreign judgment arising from any suit or claim brought once the Mexican statute of limitation or expiration periods have elapsed;

(c)	in the event that proceedings are brought to Mexico seeking performance of the obligations of the Company in Mexico, pursuant to Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), the Company may discharge its obligations by paying any sums due in a currency other than Mexican currency, in Mexican currency at the rate of exchange prevailing in Mexico and fixed by Banco de México on the date when payment is made; provisions purporting to limit the ability of the Company to discharge its obligations as described above, or purporting to any party an additional course of action seeking indemnity or compensation for possible deficiencies arising or resulting from variations in rates of exchange, may be unenforceable in Mexico;

(d)	provisions of the Indenture granting discretionary authority to any party thereto, cannot be exercised in a manner inconsistent with relevant facts nor defeat any requirement from a competent authority to produce satisfactory evidence as to the basis of any determination. In addition, under Mexican law, the parties will have the right to contest in court any determination, notice or certificate purporting to be conclusive and binding;

(e)	in the event that any legal proceedings are brought to the courts of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-approved translator would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(f)	we express no opinion as to the enforceability of any provision contained in the Indenture that purports to bind any person not a party thereto;

(g)	in any concurso mercantil or bankruptcy proceeding initiated in Mexico pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes, claims of secured creditors up to the value of their respective collateral, litigation costs, fees and expenses of the mediator (conciliador), receiver (síndico) and visitor (visitador), Social Security quotas, Workers’ Housing Fund quotas and Retirement Fund quotas, will have priority over claims of the holders of the Exchange Securities;

(h)	with respect to provisions contained in the Indenture in connection with service of process, it should be noted that service of process by mail or in an address other than the legal address of the party being served does not constitute personal service of process under Mexican law and, since such service of process is considered to be a basic procedural requirement, if service of process is made by mail or in an address other than the legal address of the party being served, a final judgment based on such process would not be enforced by the courts of Mexico;

(i)	undertakings or covenants of the Company which purport to bind it on matters reserved by law to shareholders or partners, or which purport to bind shareholders or partners to vote or refrain from voting their shares or partnership interests issued by the Company, are not enforceable under Mexican law;

(j)	Mexican law does not permit the collection of interest-on-interest and, consequently, relevant provisions of the Indenture relating to the payment of interest-on-interest may be unenforceable in Mexico;

(k)	there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part upon the civil or criminal liability provisions of United States of America federal or state securities laws;

(l)	no treaty exists between the United States of America and Mexico for the reciprocal enforcement of foreign judgments. There is doubt as to the enforceability in Mexican courts of judgments rendered by United States courts in actions predicated in whole or in part upon the civil or criminal liability provisions of United States federal or state securities laws;

(m)	provisions in the Indenture to the effect that the obligations of the Company are those of a principal obligor and not merely a surety, and that its obligations will not be discharged nor its liabilities be affected by the illegality, invalidity or unenforceability of, or any defect in any provisions of the Indenture or any of the obligations of the parties thereunder, may be unenforceable under Mexican law. Therefore, it should be noted that upon the lack of genuineness, validity or enforceability of the obligations of the parties under the Indenture, the guarantees granted by the Company shall be equally affected and may be unenforceable in a proceeding before Mexican courts;

(n)	under Mexican law, the extension or the granting of grace periods to the principal obligor, any modification of a guaranteed obligation that would increase any obligation of the guarantor, or the novation of the principal obligation, would require the consent of the guarantor. Therefore, note should be taken that the obligations of the Company under the guarantees that it granted might not be enforced by Mexican courts if the guaranteed obligations are extended, increased or novated without the Company’ consent;

(o)	under Mexican law, obligations of the Company under the guarantees that it granted set forth in the Indenture may be subject to certain benefits and defenses available to Mexican guarantors, including, but not limited to, benefits of orden, excusión, división, quita, novación, espera and modificación;

(p)	we express no opinion as to the legality, validity or enforceability of any provision in the Indenture relating to choice of governing law to the extent that the legality, validity or enforceability of any such provision is to be determined by courts other than the courts of Mexico;

(q)	under Mexican law, in order to have a valid and binding submission to jurisdiction, all parties to the relevant agreement must (i) submit to a specific jurisdiction (or jurisdictions); and (ii) clearly and expressly waive their rights to any other jurisdiction to which any of them may be entitled to by reason of their present or future domicile or otherwise; and

(r)	the Indenture lacks a jurisdiction clause that complies with the enforceability requirements set forth in Mexican Law, therefore we express no opinion on whether the Company, can be sued in, and brought to any court outside of Mexico in connection with disputes and claims arising under the Indenture.

We are admitted to practice only in Mexico and express no opinion as to matters governed by any laws other than the Federal laws of Mexico in effect on the date hereof. This opinion does not cover any matters arising under the laws of the State of New York or the federal laws of the United States of America.

This opinion is addressed to you solely for your benefit in connection with the transactions contemplated under the Indenture only as it relates to the Registration Statement, and it is not to be transferred to anyone else nor is it to be used or relied upon by anyone else or for any other purpose or quoted or referred to in any public documents or filed with anyone (except as provided below) without our prior written consent.

This opinion speaks only as of the date hereof, and we expressly disclaim any responsibility to advise you or any other person of any development or circumstance of any kind, including any change of law or fact that may occur after the date hereof. This opinion is provided to you solely as an opinion and not as a guaranty or warranty of the matters discussed herein. No opinion may be inferred or implied beyond the matters expressly stated herein.

To the extent required under applicable law, we hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion may also be relied upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P., for the purpose of rendering their opinion to you in relation to the Registration Statement.

Very truly yours, /s/ Creel, García-Cuéllar, Aiza y Enríquez, S.C.

Creel, García-Cuéllar, Aiza y Enríquez, S.C.